8-20

04013104

SECURITIES AND EXCHANGE COMMISSION

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OMB APPROVAL	
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ANNUAL ~~AUDITED REPORT~~ FORM X-17A-5 ~~PART III~~

SEC FILE NUMBER
8- 53517

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

AUG 05 2004

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Singer Xenos Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Douglas Road, Suite 148
(No. and Street)

Coral Gables (City) Florida (State) 33134-3187 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Harris Singer 305-443-0060 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles (City), California (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

~~OATH~~ OR AFFIRMATION

I, Marc Harris Singer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Singer Xenos Securities Corp., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

MARIA A. LOPEZ
Notary Public - State of Florida
My Commission Expires Jun 18, 2005
Commission # DD034773

Signature

President.

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SINGER XENOS SECURITIES CORP.
800 DOUGLAS ROAD, SUITE 148
CORAL GABLES, FLORIDA 33134-3187

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George Brenner, CPA
10680 W. Pico Blvd., Suite 260
Los Angeles, CA 90064

Dear Mr. Brenner:

We are providing this letter in connection with your audit of the financial condition of Singer Xenos Securities Corp. as of December 31, 2003, and the related statements of income, retained earnings, and cash flows for the year ended December 31, 2003 for the purpose of determining whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Singer Xenos Securities Corp. in conformity with U.S. generally accepted accounting principles. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles in the United States of America. We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

We confirm, to the best of our knowledge and belief the following representations made to you during your review.

1. The financial statements referred to above are fairly presented in conformity with U.S. generally accepted accounting principles.

2. We have made available to you all—
   a. Financial records and related data.
   b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. We believe the effects of any uncorrected financial statement misstatements are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

6. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

7. We have no knowledge of any fraud or suspected fraud affecting the company involving—
   a. Management,
   b. Employees who have significant roles in internal control, or
   c. Others where the fraud could have a material effect on the financial statements.

8. We have no knowledge of any allegations of fraud or suspected fraud affecting the company received in communications from employees, former employees, regulators, or others.

9. The company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

10. The following have been properly recorded or disclosed in the financial statements:
    a. Related party transactions and related accounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.
    b. Guarantees, whether written or oral, under which the company is contingently liable.

11. There are no estimates that may be subject to a material change in the near term that have not been properly disclosed in the financial statements. We understand that *near term* means the period within one year of the date of the financial statements. In addition, we have no knowledge of concentrations existing at the date of the financial statements that make the company vulnerable to the risk of severe impact that have not been properly disclosed in the financial statements.

12. There are no:
    a. Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.
    b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards No. 5.
    c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5.

13. The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged.

14. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

15. We were in compliance of the net capital requirements at December 31, 2003 and as of the date of this letter.

16. Other

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustments to, or disclosure in, the financial statements.

____
Marc Harris Singer
Singer Xenos Securities Corp.

2/24/04.
____
Date

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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE-DECEMBER 31, 2003

SINGER XENOS SECURITIES CORP.
800 DOUGLAS ROAD, SUITE 148
CORAL GABLES, FLORIDA 33134-3187

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Singer Xenos Securities Corp
Coral Gables, Florida

I have audited the accompanying statement of financial condition of Singer Xenos Securities Corp. (the Company) as of December 31, 2003 and related statements of income , changes in shareholder's equity and cash flows, and for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2003 and the results of its operations, shareholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

George Brenner

George Brenner, CPA

Los Angeles, California
February 16, 2004

SINGER XENOS SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash - checking	$68,260
Commissions receivable	22
Prepaid expenses net of amortization $4,500	5,500
TOTAL ASSETS	$73,782

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	$ --
SHAREHOLDER'S EQUITY	
Common stock -authorized, issued and outstanding 10 shares without value per share	$ 10
Paid-in capital	24,990
Retained earnings	48,782
TOTAL SHAREHOLDERS' EQUITY	73,782
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$73,782

See Accompanying Notes to Financial Statements

SINGER XENOS SECURITIES CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

	Year Ended 12/30/2003
REVENUES	
Commissions	$823,074
COMMISSIONS	768,706
AMORTIZATION	2,000
OTHER EXENSES	4,608
	775,314
NET INCOME BEFORE INCOME TAX	$ 47,760
INCOME TAX	0
NET INCOME	$ 47,760

See Accompanying Notes to Financial Statements

SINGER XENOS SECURITIES CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance December 31, 2002	10	10	$24,990	$ 26,022	51,002
Net Profit – Year Ended December 31, 2003				47,760	47,760
Distribution				(25,000)	(25,000)
Balance, December 31, 2003	10	$10	$24,990	$ 48,782	$ 73,782

See Accompanying Notes to Financial Statements

SINGER XENOS SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

OPERATING ACTIVITIES	
Net Income	$ 47,760
Amortization	2,000
Changes in operating assets and liabilities:	
Commissions Receivable	18,755
Accounts Payable	(16,899)
CASH PROVIDED FROM OPERATING ACTIVITIES	51,616
CASH FLOW FROM INVESTING ACTIVITIES	--
CASH FLOW FROM FINANCING ACTIVITIES	
Cash Distribution	(25,000)
INCREASE IN CASH	26,616
Cash: Beginning of year	41,644
Cash: End of the Year	$ 68,260
SUPPLEMENTAL CASH FLOW INFORMATION:	
Cash paid for interest	$ 0
Cash paid for income taxes	$ 0

See Accompanying Notes to Financial Statements

SINGER XENOS SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Singer Xenos Securities Corp. (the Company) has been approved as a registered broker-dealer with the Securities and Exchange Commission under SEC Rule 15(b) as of December 20, 2001. The Company was incorporated August 8, 2001 in the State of Florida. The Company sells variable annuities and mutual funds and does not hold funds or securities for or owe funds or securities to customers.

Prepaid expense represents consulting fees paid in organizing and creating the company. Prepaid expenses are being amortized over 60 months.

NOTE 2 - INCOME TAXES

The Company files it income tax as an "S" corporation whereby income and losses pass directly through to its sole shareholder. Consequently, there are no taxes on the Company's profit.

NOTE 3 - NET CAPITAL REQUIREMENTS

In accordance with the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined of $5,000. See page 7 for the net capital computation.

NOTE 4 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 5 – RELATED PARTIES TRANSACTIONS

The Company's president is the sole owner of the broker-dealer. The owner is active in two related companies:

1) Singer Xenos, Inc., dba Singer Xenos Wealth Management, a SEC Registered Investment Advisor – 51% ownership.

2) Physicians Investment Advisors Inc. an insurance general agent – 50% ownership.

All revenue is generated through the above companies.

SINCER XENOS SECURITIES CORP.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL

Total stockholders' equity from statement of financial condition	$ 73,782
Non allowable assets – prepaid expense	(5,500)
NET CAPITAL	$ 68,282

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital required 6-2/3 of total liabilities	$ 0
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 63,282
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 68,282

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 0
Percentage of aggregate indebtedness to net capital	0%

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NONE REQUIRED

See Accompanying Notes to Financial Statements

PART II

SINGER XENOS SECURITIES CORP.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2003

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

Report of Independent Auditor on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Singer Xenos Securities Corp.
Coral Gables, Florida

In planning and performing my audit of the financial statements of Singer Xenos Securities Corp. (hereafter referred to as the "Company") for the year ended December 31, 2003. I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Board of Directors
Singer Xenos Securities Corp.
Coral Gables, Florida

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk the terrors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2003 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
February 16, 2004